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SECUR  MISSION

03013217

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42682

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/02___ AND ENDING___12/31/02___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RE Investment Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4301 Wilson Boulevard

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

Arlington	VA.	22203-1860
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hope Saxton   703-907-5953

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Pricewaterhouse Coopers LLP

(Name – *if individual, state last, first, middle name*)

250 West Pratt St.	Baltimore	MD.	21201-2304
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 18 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Peter Morris** _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **RE Investment Corporation** _____, as

of **December 31** _____, 20**02**____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____ _____
Signature

Director, VP and Secretary
STATE OF VIRGINIA, COUNTY OF ARLINGTON   Title

_____   My Comm. Exps. _12-31-04_
Notary Public   2/27/03

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RE INVESTMENT CORPORATION AND SUBSIDIARY

(a wholly-owned subsidiary of the NRECA United, Inc.)
Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 of the Securities and Exchange
Commission for the years ended December 31, 2002
and 2001

RE Investment Corporation and Subsidiary
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
250 West Pratt Street
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Accountants

To the Board of Directors and Stockholder of
RE Investment Corporation and Subsidiary:

In our opinion, the accompanying consolidated statements of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of RE Investment Corporation and Subsidiary (the "Company") at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The unconsolidated supplementary schedule of computation of net capital and aggregate indebtedness as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 14, 2003

RE Investment Corporation and Subsidiary
Consolidated Statements of Financial Condition
as of December 31, 2002 and 2001

ASSETS

	2002	2001
Cash and cash equivalents	$ 1,077,163	$ 1,342,523
Investment in mutual funds, at market value	383,154	408,136
Accounts receivable	434,962	180,272
Due from Homestead Funds	519,890	376,442
Prepaid expenses and other assets	25,205	28,616
Deposit in escrow	11,725	12,216
Fixed assets, net (see Note 4)	77,833	50,179
Total assets	$ 2,529,932	$ 2,398,384

LIABILITIES

Due to NRECA & affiliates	$ 568,968	$ 507,978
Accrued liabilities	801,710	632,682
Total liabilities	1,370,678	1,140,660

STOCKHOLDER'S EQUITY

Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	319,666	319,666
Accumulated earnings	838,588	937,058
Total stockholder's equity	1,159,254	1,257,724
Total liabilities and stockholder's equity	$ 2,529,932	$ 2,398,384

The accompanying notes are an integral part of these consolidated financial statements.

RE Investment Corporation and Subsidiary
Consolidated Statements of Operations
for the years December 31, 2002 and 2001

	December 31, 2002	December 31, 2001
Income		
Management fees, net – Homestead Funds	$ 3,511,808	$ 3,215,067
Management fees – other	883,274	681,540
Interest	17,005	62,117
Unrealized depreciation on investment	(27,891)	(17,142)
Total income	4,384,196	3,941,582
Expenses		
Allocated administrative costs from NRECA	2,239,326	1,827,293
Promotional	275,987	247,236
Custody fees	69,156	67,416
Professional fees	220,291	171,515
Communication	8,724	13,845
Registration fees	30,588	64,310
Insurance	10,656	7,567
Other	365,070	257,352
Total expenses	3,219,798	2,656,534
Income before taxes	1,164,398	1,285,048
Provision for income taxes	(442,298)	(435,784)
Net income	$ 722,100	$ 849,264

The accompanying notes are an integral part of these consolidated financial statements.

RE Investment Corporation and Subsidiary
Consolidated Statements of Changes in Stockholder's Equity
for the years December 31, 2002 and 2001

	Common Stock	Additional Paid-In Capital	Accumulated Earnings	Total
Balance, December 31, 2000	$ 1,000	$ 319,666	$ 1,508,366	$ 1,829,032
Net income	-	-	849,264	849,264
Dividends paid	-	-	(1,420,572)	(1,420,572)
Balance, December 31, 2001	$ 1,000	$ 319,666	$ 937,058	$ 1,257,724
Net income	-	-	722,100	722,100
Dividends paid	-	-	(820,570)	(820,570)
Balance, December 31, 2002	$ 1,000	$ 319,666	$ 838,588	$ 1,159,254

The accompanying notes are an integral part of these consolidated financial statements.

RE Investment Corporation and Subsidiary
Consolidated Statements of Cash Flows
for the years December 31, 2002 and 2001

	December 31, 2002	December 31, 2001
Cash flows from operating activities		
Net income	$ 722,100	$ 849,264
Adjustments to reconcile net income to net		
Cash provided by operating activities		
Non-cash items		
Loans to Affiliates	-	600,000
Unrealized depreciation on investment	27,891	17,142
Depreciation	28,618	2,641
Changes in assets and liabilities		
(Increase) in accounts receivable	(254,690)	(139,131)
(Increase) decrease in due from Homestead Funds	(143,449)	126,735
Decrease (increase) in prepaid expenses, other assets and deposit in escrow	3,903	(2,774)
Increase (decrease) in due to NRECA and affiliates	60,990	(307,369)
Increase in accrued liabilities	169,028	160,067
Net cash provided by operating activities	614,391	1,306,575
Cash flows used in investing activities		
Purchases of mutual funds	(2,909)	(104,144)
Purchase of fixed assets	(56,272)	(52,820)
Net cash used in investing activities	(59,181)	(156,964)
Cash flows used in financing activities		
Payment of dividends	(820,570)	(1,420,572)
Net cash used in financing activities	(820,570)	(1,420,572)
Net decrease in cash and cash equivalents	(265,360)	(270,961)
Cash and cash equivalents – beginning of year	1,342,523	1,613,484
Cash and cash equivalents – end of year	$ 1,077,163	$ 1,342,523

The accompanying notes are an integral part of these consolidated financial statements.

RE Investment Corporation and Subsidiary
Notes to Consolidated Financial Statements
for the years ended December 31, 2002 and 2001

1. **Organization**

   RE Investment Corporation (the "Company") was organized on May 1, 1990 as a District of Columbia corporation for the purposes of operating as a securities broker-dealer. The Company re-incorporated in the Commonwealth of Virginia on July 6, 1995. The Company is a wholly-owned subsidiary of NRECA United, Inc. ("NRECA").

   NRECA provides personnel, property and services to the company at a cost equal to the portion of the NRECA's costs that are attributable to the Company. Accordingly, the financial statements may not necessarily be indicative of the financial position that would have existed had the Company been operating as an unaffiliated corporation.

2. **Significant Accounting Policies**

   The consolidated financial statements include the accounts of the Company's wholly-owned subsidiary, RE Advisers Corporation ("RE Advisers"), which is registered as an investment manager under the Investment Advisers Act of 1940.

   The Company and RE Advisers are allocated administrative expenses by NRECA. The allocated costs include a percentage of certain personnel's salaries and related indirect costs.

   The Company considers all highly liquid investments with an original maturity date of three months or less and investments in money market mutual funds to be cash equivalents.

   The preparation of the consolidated financial statements in conformity with accounting principles that are generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

   Investments in mutual funds are valued at the closing net asset value per share of the mutual fund on the day of valuation.

   Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, which is three years for software.

3. **Deposit in Escrow**

   At December 31, 2002 and 2001, the Company has placed $11,725 and $12,216 respectively, in escrow with a bank for the purpose of covering the deductible amount on a fidelity bond held for Homestead Funds, Inc.

4. Property, Plant and Equipment

	December 31, 2002	December 31, 2001
Software	$ 98,495	$ 52,820
Property, plant, and equipment	10,597	-
	109,092	52,820
Less: accumulated depreciation and amortization	(31,259)	(2,641)
Fixed assets, net	$ 77,833	$ 50,179

5. Investment Management and Administrative Agreements

The Company has entered into investment management agreements (the "Management Agreements") and administrative agreements (the "Administrative Agreements") with certain Homestead Funds, Inc. (the "Funds"), an affiliate of the Company. The Funds are a management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940. Management Agreements exist between the Company and the following Homestead Funds: Daily Income Fund, Short-Term Government Securities Fund, Short-Term Bond Fund, Value Fund, Small-Company Stock Fund, and the Nasdaq-100 Index Tracking Stock^{SM} Fund. The Management Agreements provide for an annual investment management fee, computed daily and paid monthly based on each Funds' average daily net assets, at various rates as set forth in the Funds' Prospectus. The management fees as a percentage of average daily net assets at December 31, 2002 and 2001 were .50% for the Daily Income Fund, .45% for the Short-Term Government Securities Fund, .60% for the Short-Term Bond Fund, and .25% for the Nasdaq-100 Index Tracking Stock^{SM}. For the Value Fund the management fees at December 31, 2002 and 2001 were .65% of average daily net assets up to $200 million, .50% of average daily net assets up to the next $200 million and .40% of average daily net assets in excess of $400 million. For Small-Company Stock Fund the management fees at December 31, 2002 and 2001 were .85% of average daily net assets up to $200 million and .75% of average daily net assets in excess of $200 million. In 2001 the funds incurred the following management fees, $333,873 for Daily Income Fund, $135,832 for Short-Term Government Securities Fund, $960,974 for Short-Term Bond Fund, $1,946,694 for Value Fund, $100,059 for Small-Company Stock Fund, and $42,106 for Nasdaq-100 Index Tracking Stock^{SM} Fund. In 2002 the funds incurred the following management fees, $357,466 for Daily Income Fund, $160,258 for Short-Term Government Securities Fund, $1,133,356 for Short-Term Bond Fund, $1,882,085 for Value Fund, $159,583 for Small-Company Stock Fund, and $4,019 for Nasdaq-100 Index Tracking Stock^{SM} Fund. Administrative Agreements exist between the Company and the Stock Index Fund, and the International Stock Index Fund. The Administrative Agreements provide for an annual administrative fee, computed daily and paid monthly based on the Funds' average daily net assets, at .25% as set forth in the Funds' Prospectus. In 2001 the Administrative fees incurred by the Stock Index Fund and the International Stock Index Fund were $59,767 and $598, respectively. In 2002 the Administrative fees incurred by the Stock Index Fund and the International Stock Index Fund were $54,748 and $2,629, respectively.

The Company has agreed, as part of the Expense Limitation Agreements entered into with each Fund, to assume as its own liability all Fund operating expenses and certain other non-recurring expenses, which in any year exceed specified percentage amounts of the average daily net assets of each Fund, as set forth in the Funds' Prospectus. To pay such liability, the Company will first waive or reduce its investment

management fee or administrative fee, as appropriate, and, if necessary, will also assume as its own expense and reimburse each Fund for any additional excess amount. Pursuant to the Expense Limitation Agreements, $242,335 and $324,836 of management fees were waived from the Funds for the years ended December 31, 2002 and 2001, respectively. The Company reimbursed the Homestead Funds $118,391 and $96,627 for the years ended December 31, 2002 and 2001, respectively, and is included in other expenses.

At December 31, 2002 and 2001, the Funds owed $519,890 and $376,442, respectively, to RE Advisers for management fees due and amounts paid on their behalf.

The Company has other investment management agreements with unrelated entities. As of December 31, 2002 and 2001, the Company's receivables from these companies were $434,962 and $180,272, respectively. Management fee income from these agreements was $883,274 and $681,540 for the years ended December 31, 2002 and 2001, respectively.

6. Investment in Homestead Funds

At December 31, 2002 and 2001, the Company held shares in the Funds. These securities are reported at fair value with any unrealized appreciation or depreciation in value reported directly to income. Fair values are based on quoted market prices. There were no sales during the year. The market value of securities owned at December 31, 2002 and 2001 were as follows:

	December 31, 2002	December 31, 2001
Short-Term Government Securities Fund	$ 75,352	$ 71,890
Small-Company Stock Fund	225,405	226,692
Stock Index Fund	33,478	43,304
International Stock Index Fund	31,919	38,750
Nasdaq-100 Index Tracking Stock^{SM} Fund	17,000	27,500
Total	$ 383,154	$ 408,136

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $11,361 which was $6,361 in excess of its required net capital of $5,000. The Company's net capital ratio of aggregate indebtedness to net capital was 0 to 1. At December 31, 2002 and December 2001, the Company qualified for exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided in subparagraph (k)(1) of that Rule.

8. Income Taxes

The Company files a consolidated tax return with NRECA United Inc., and the provision for income taxes is computed on a separate company basis.

RE Investment Corporation and Subsidiary
Notes to Consolidated Financial Statements
for the years ended December 31, 2002 and 2001

The Company accounts for income taxes under the asset and liability method, whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. At December 31, 2002 and 2001, there were no deferred tax assets or liabilities.

For the years ended December 31, 2002 and 2001 federal and state income tax expenses were $442,298 and $435,784, respectively.

The taxes are all current and are paid to the Parent. For the years ended December 31, 2002 and 2001, the Company made payments of $442,298 (Federal of $415,760 and State of $26,538) and $435,784 (Federal of $409,637 and State of $26,147), respectively.

9. **Related Parties**

The Company paid its parent, NRECA United Inc., $820,570 in dividends during 2002 and $1,420,572 during 2001.

At December 31, 2002, the Company owed it's parent $363,825 for monthly services as described in Note 1 and other monthly operating expenses. In addition, the Company owed its parent a dividend in the amount of $205,143. At December 31, 2001 the Company owed it's parent $302,835 for monthly services and a dividend in the amount of $205,143.

In addition, the Company provides investment management and administrative services to the Funds as described in Note 5.

UNCONSOLIDATED SUPPLEMENTARY SCHEDULE

RE Investment Corporation and Subsidiary
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Act of 1934
as of December 31, 2002

Consolidated Stockholder's Equity at
December 31, 2002 $ 1,159,254

Less:

Investment in RE Advisers 1,078,232

Prepaid expenses and other assets of the Company 67,161

Fidelity bond insurance charge 2,500

Net capital at December 31, 2002 11,361

Minimum net capital required 5,000

Excess net capital 6,361

Aggregate indebtedness $ -

Ratio of aggregate indebtedness of the
Company to net capital 0 to 1

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5
There are no material differences between this computation of net capital and the corresponding computation prepared by RE Investment Corporation and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

OTHER INFORMATION



PricewaterhouseCoopers LLP
Suite 2100
250 West Pratt Street
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Accountants on Internal Control Required
Under Rule 17a-5 of the Securities Exchange Act of 1934

To the Board of Directors of
RE Investment Corporation and Subsidiary:

In planning and performing our audits of the consolidated financial statements and
supplemental schedules of RE Investment Corporation and Subsidiary (the "Company")
for the year ended December 31, 2002, we considered its internal control, including
control activities for safeguarding securities, in order to determine our auditing
procedures for the purpose of expressing our opinion on the consolidated financial
statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the
"SEC"), we have made a study of the practices and procedures followed by the Company,
including tests of compliance with such practices and procedures, that we considered
relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under
   Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform
custodial functions relating to customer securities, we did not review the practices and
procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons,
   and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8
   of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve
   System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess
   margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal
control and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by management are required to

assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 14, 2003